September 16, 2013

Via E-mail and EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler
Austin Stephenson

Re:	Five Prime Therapeutics, Inc.
Registration Statement Filed on Form S-1
Registration Number 333-190194

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement on Form S-1, and pursuant to Rule 461 under the Securities Act of 1933, as representatives for the several underwriters in the offering of shares of common stock of Five Prime Therapeutics, Inc. (the “Company”), pursuant to such Registration Statement (the “Offering”), we hereby join the Company in requesting that the effective date for such Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Daylight Time, on September 17, 2013, or as soon thereafter as practicable.

We wish to advise you that, pursuant to Rule 460 under the Securities Act of 1933, we will provide each underwriter and dealer who it is reasonably anticipated will be invited to participate in the Offering as many copies of the preliminary prospectus, dated September 4, 2013 (the “Preliminary Prospectus”), as appears to be reasonable to secure adequate distribution of such Preliminary Prospectus. We also wish to advise you that approximately 2,306 copies of the Preliminary Prospectus have been distributed by the underwriters to dealers, institutional investors, and others.

We confirm that the underwriters participating in the Offering are aware of their obligations under Rule 15c2-8 of the Securities Exchange Act of 1934.

(Signature Page Follows)

Very truly yours,

JEFFERIES LLC BMO CAPITAL MARKETS CORP.
WELLS FARGO SECURITIES, LLC
As representatives of the several underwriters

JEFFERIES LLC

By:	/s/ Michael Brinkman
	Name:	Michael Brinkman
	Title:	Managing Director

BMO CAPITAL MARKETS CORP.

By:	/s/ Pritesh Shah
	Name:	Pritesh Shah
	Title:	Vice President

WELLS FARGO SECURITIES, LLC

By:	/s/ Carol Schafer
	Name:	Carol Schafer
	Title:	Managing Director